Independent Auditor's Report

To the Board of Directors of
Changan Ford Automobile Corporation Limited:

We have audited the accompanying consolidated financial statements of Changan Ford Automobile Corporation Limited and its subsidiary, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of income, equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Changan Ford Automobile Corporation Limited and its subsidiary at December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheet of Changan Ford Automobile Corporation Limited and its subsidiary as of December 31, 2013, and the related consolidated statements of income, equity and cash flows for the years ended December 31, 2013 and 2012 were not audited, reviewed or compiled by us and accordingly, we do not express an opinion or any other form of assurance on them.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 30, 2015

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
(in thousands RMB Yuan)

	For the years ended December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Revenues
Revenues (Note 10)	105,319,803	83,871,106	54,403,225
Less: revenue taxes	5,063,454	4,143,834	2,831,750
Total revenues	100,256,349	79,727,272	51,571,475

Costs and expenses
Cost of sales (Note 10)	73,019,782	61,201,657	41,772,664
Selling expenses (Note 10)	5,286,724	4,216,590	2,959,881
General and administrative expense (Note 10)	4,850,337	3,689,489	2,731,447
Research and development costs (Note 10)	1,534,788	1,287,521	1,169,235
Impairment of assets	41,621	74,011	27,780
Loss/(Gain) on disposal of property, plant and equipment, net	(73)	(17,597)	3,119
Total costs and expenses	84,733,179	70,451,671	48,664,126

Operating income	15,523,170	9,275,601	2,907,349

Interest Income, net	166,463	149,240	200,206
Income/(Loss) from changes in fair value of financial instruments	(177,504)	(14,049)	133,523
Foreign exchange gain/ (loss), net	75,113	71,293	(93,091)
Government grant income	971,183	161,646	416,501
Other income/(expense), net	35,236	(4,317)	(2,448)
Income before income taxes	16,593,661	9,639,414	3,562,040
Income tax expense (Note 15)	2,258,780	1,453,591	413,359
Net income	14,334,881	8,185,823	3,148,681
Less: Income attributable to non-controlling interests	11,458	12,086	7,437
Net income attributable to Changan Ford Automobile Corporation Limited	14,323,423	8,173,737	3,141,244

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(in thousands RMB Yuan)

	December 31, 2014	December 31, 2013
		(Unaudited)
ASSETS
Cash and cash equivalents (Note 5)	10,484,894	12,309,752
Financial assets (Note 6)	797	4,892
Interest receivable	—	45,942
Accounts and notes receivable (Note 7)	434,708	313,717
Other receivables (Note 8)	1,562,606	1,655,691
Advances to suppliers	281,373	14,283
Inventories (Note 9)	5,615,000	4,771,859
Deferred tax assets (Note 15)	1,401,035	1,263,322
Amounts due from related parties (Note 10)	369,704	398,486
Total current assets	20,150,117	20,777,944
Property, plant and equipment, net (Note 11)	18,574,142	14,597,543
Prepaid land leases, net (Note 12)	1,073,466	1,080,685
Long term prepaid expense	18,222	—
Deferred tax assets (Note 15)	599,239	208,804
Prepayments for acquisition of plant and equipment	1,038,716	688,828
Total non-current assets	21,303,785	16,575,860
Total assets	41,453,902	37,353,804

LIABILITIES
Accounts payable	12,867,547	11,352,836
Advances from customers	235,593	199,642
Accrued payroll and related expenses	908,220	674,891
Taxes payable	4,024,110	2,309,313
Deferred government grants	118,064	25,450
Other payables and accrued liabilities (Note 13)	5,732,355	4,947,231
Warranty liabilities (Note 17)	401,423	472,140
Financial liabilities (Note 6)	173,409	—
Amounts due to related parties (Note 10)	4,546,702	5,619,505
Total current liabilities	29,007,423	25,601,008

Deferred government grants	1,677,666	871,766
Warranty liabilities (Note 17)	1,396,244	443,342
Total non-current liabilities	3,073,910	1,315,108
Total liabilities	32,081,333	26,916,116

EQUITY
Paid-in capital	1,903,383	1,903,383
Capital reserve	8	8
Statutory reserves	302,323	271,133
Retained earnings	7,129,751	8,237,518
Total equity attributable to Changan Ford Automobile Corporation Limited	9,335,465	10,412,042
Equity attributable to non-controlling interests	37,104	25,646
Total equity	9,372,569	10,437,688
Total liabilities and equity	41,453,902	37,353,804

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands RMB Yuan)

	For the years ended December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Net cash provided by operating activities (Note 16)	20,523,015	15,867,106	6,611,675

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	19,708	27,427	9,020
Purchase of property, plant and equipment and prepaid land leases	(7,202,472)	(7,271,678)	(3,891,755)
Net cash used in investing activities	(7,182,764)	(7,244,251)	(3,882,735)

Cash flows from financing activities
Dividends paid to shareholders, net of withholding taxes	(15,144,500)	(3,333,200)	(3,474,000)
Cash transferred out due to restructuring (Note 18)	—	—	(930,402)
Net cash used in financing activities (Note 16)	(15,144,500)	(3,333,200)	(4,404,402)

Effect of exchange rate changes on cash and cash equivalents	(20,609)	3,158	(6,774)
Net increase/ (decrease) in cash and cash equivalents	(1,824,858)	5,292,813	(1,682,236)
Cash and cash equivalents, beginning of year	12,309,752	7,016,939	8,699,175
Cash and cash equivalents, end of year	10,484,894	12,309,752	7,016,939

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENT OF EQUITY
(in thousands RMB Yuan)

	Equity attributable to Changan Ford Automobile Corporation Limited
	Paid-in capital	Capital reserve	Statutory reserves	Accumulated retained earnings	Total	Equity attributable to non-controlling Interests	Total Equity

Balance at December 31, 2011 (unaudited)	2,787,155	86,672	189,797	5,030,835	8,094,459	13,323	8,107,782
Net income (unaudited)	—	—	—	3,141,244	3,141,244	7,437	3,148,681
Appropriation to statutory reserve (unaudited)	—	—	52,653	(52,653)	—	—	—
Usage of statutory reserves (unaudited)	—	—	(32,038)	32,038	—	—	—
Dividends paid to shareholders (unaudited)	—	—	—	(3,600,000)	(3,600,000)	—	(3,600,000)
Equity transferred due to restructuring (Note 18) (unaudited)	(887,043)	(86,664)	—	(1,223,691)	(2,197,398)	—	(2,197,398)
Balance at December 31, 2012 (unaudited)	1,900,112	8	210,412	3,327,773	5,438,305	20,760	5,459,065

Balance at December 31, 2012 (unaudited)	1,900,112	8	210,412	3,327,773	5,438,305	20,760	5,459,065
Net income (unaudited)	—	—	—	8,173,737	8,173,737	12,086	8,185,823
Appropriation to statutory reserve (unaudited)	—	—	63,992	(63,992)	—	—	—
Dividends paid to shareholders (unaudited)	—	—	—	(3,200,000)	(3,200,000)	(7,200)	(3,207,200)
Statutory reserves transferred to paid-in capital (unaudited)	3,271	—	(3,271)	—	—	—	—
Balance at December 31, 2013 (unaudited)	1,903,383	8	271,133	8,237,518	10,412,042	25,646	10,437,688

Balance at December 31, 2013 (unaudited)	1,903,383	8	271,133	8,237,518	10,412,042	25,646	10,437,688
Net income	—	—	—	14,323,423	14,323,423	11,458	14,334,881
Appropriation to statutory reserve	—	—	31,190	(31,190)	—	—	—
Dividends paid to shareholders	—	—	—	(15,400,000)	(15,400,000)	—	(15,400,000)
Balance at December 31, 2014	1,903,383	8	302,323	7,129,751	9,335,465	37,104	9,372,569

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
NOTES TO THE FINANCIAL STATEMENTS

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

Changan Ford Automobile Corporation Limited (“the Company,” “Changan Ford,” or "CAF") is a sino-foreign equity joint venture enterprise established in Chongqing of the People’s Republic of China (“PRC” or "China"). As of December 31, 2014, the shareholders of the Company are Chongqing Changan Automobile Company Limited (“Changan Automobile”), Ford Asia Pacific Automotive Holding Limited (“FAPAH”) and Ford Motor (China) Limited (“Ford China”). The shareholders’ contributed capital and current ownership percentages are as follows (in U.S. dollars):

	Contributed Capital	Ownership Percentage
Changan Automobile	$120,500,000	50%
FAPAH	84,350,000	35%
Ford China	36,150,000	15%

China Changan Automobile Industry (Group) Company Limited (“China Changan”), incorporated in Beijing, PRC, is the ultimate parent company of Changan Automobile. Ford Motor Company, incorporated in Delaware, United States of America, is the ultimate parent company of FAPAH and Ford China.

The Company is primarily engaged in the manufacture and sale of vehicles, service parts, and accessories, together with the associated costs to develop, manufacture, distribute, and service the vehicles, parts, and accessories.

NOTE 1.  PRESENTATION

The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the Form 10-K/A of Ford Motor Company, as we are an equity method investee of Ford Motor Company. Pursuant to Rule 3-09, only the financial statements as of and for the year ended December 31, 2014 have been audited and the financial statements as of December 31, 2013, and for the years ended December 31, 2013 and 2012 are unaudited. In the opinion of management, these unaudited financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and changes in cash flows and equity for those periods.

We have evaluated subsequent events through March 30, 2015, which is the date the financial statements were issued.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For each accounting topic that is addressed in its own footnote, the description of the accounting policy may be found in the related footnote.  The other significant accounting policies are described below.

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary.

Consolidated financial statements are prepared using uniform reporting dates and accounting policies. All significant assets, liabilities, equities, revenues, expenses and cash flows generated from the intercompany transactions within the Company and its subsidiary are eliminated upon consolidation.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation (continued)

As of December 31, 2014, ownership of the Company’s subsidiary remains the same as in the prior periods presented, which is listed as below:

				Portion of Share Capital Owned
	Registered Address	Principal Business	Registered Capital (RMB thousands)	Directly	Indirectly	Portion of Voting Shares
Chongqing Ante Imp & Exp Co., Ltd. (“Ante Trading”)	Chongqing, China	Import & export trading and wholesale for components of vehicles	30,000	80%	—	80%

Use of Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect our results during the periods reported. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, allowance for doubtful accounts, provision for inventory obsolescence, estimates of useful life for property and equipment and intangible assets, marketing accruals, and warranty costs. Estimates are based on historical experiences and various other assumptions that we believe are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

Foreign Currency Translation

The Company’s functional and reporting currency is the Renminbi (“RMB”).

The foreign currency transactions are translated, on initial recognition, into the functional currency on the average exchange rate, by applying the approximate spot exchange rate issued by the PRC at the transaction dates. At the balance sheet date, foreign currency monetary items are also translated using the spot exchange rate issued by the PRC. All the exchange differences thus resulted are recorded as "foreign exchange gain/(loss), net" in the consolidated statement of income. Non-monetary foreign currency items measured at historical cost shall still be translated at the spot exchange rate prevailing at the transaction date, so that the amount denominated in the functional currency is not changed.

Cash flows in foreign currency are translated into the functional currency on the average exchange rate by applying the approximate spot exchange rate issued by the PRC at the transaction dates when the cash flows occur. The change in the exchange rate on cash is separately presented as an adjustment item in the statement of cash flows.

Receivables

Accounts receivable consist primarily of receivables from sales of parts and accessories, which are initially recorded at the transaction amount. Notes receivable represent short-term bank acceptance notes received for sales of products. Other receivables consist primarily of receivables from sales of raw materials and deposits for purchase of raw materials. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating uncollectibility, historical experience, accounts aging and other factors that may affect the customers’ ability to pay. An accounts receivable balance is written off after all collection effort has ceased.

There was no allowance for doubtful accounts as of December 31, 2014 and 2013.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are composed of goods-in-transit, raw materials, and finished goods. Inventories are initially carried at the actual cost. Cost of inventories comprises all costs of purchase, costs of conversion and other costs. The actual cost of inventories transferred out is assigned by using first-in, first out (FIFO).

At the balance sheet date, the inventory is stated at the lower of cost or market. Market is defined as current replacement cost as long as market is not greater than net realizable value (estimated selling price less reasonable costs of completion and disposal) and is not less than net realizable value reduced by a normal sales margin. If the cost is higher than the market, a provision to adjust the inventory value is recorded in cost of sales.

The Company assesses the lower of cost or market for non-saleable, obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process or finished goods and records the charges as impairment of assets in the consolidated statement of income.

Long-Lived Asset Impairment

The Company determines the impairment of assets, other than the impairment of inventories, deferred tax assets and financial assets using the following methods:

The Company tests long-lived assets groups for recoverability when changes in circumstances indicate that the carrying values may not be recoverable. Events that trigger a test for recoverability include material adverse changes in projected revenues and expenses, significant underperformance relative to historical and projected future operating results, significant negative industry or economic trends, or a significant adverse change in the manner in which an asset group is used or in its physical condition.

When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on a discounted cash flow method. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over their remaining useful life. The reduction in carrying amount is treated as impairment loss and recognized in profit or loss for the current period.

The Company estimates the recoverable amount on an individual basis. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the asset group to which the asset belongs. Identification of an asset group is based on whether major cash inflows generated by the asset group are largely independent of the cash inflows from other assets or asset groups.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition - Sales of Goods

Revenue from the sale of goods is generated primarily by sales of vehicles, parts, and accessories. The Company records revenue when it has transferred to the buyer (generally the dealers) the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and the associated costs incurred or to be incurred can be measured reliably. The Company recognizes sales when products are shipped from the manufacturing facilities. The proceeds earned from sales of goods are determined based on the amount received or receivable as stipulated in the contract or agreement.

Sales and marketing incentives are recognized as revenue reductions of the sales of vehicles. The incentives are recorded in the consolidated balance sheet in "other payables and accrued liabilities." The reduction to revenue is accrued at the later of the date the related vehicle is sold or the date the incentive program is both approved and communicated. The Company generally estimates these accruals using incentive programs that are approved as of the balance sheet date and are expected to be effective at the beginning of the subsequent period.

Revenue Related Taxes and Surcharges

The Company collects and remits taxes assessed by governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between us and our customers.  These taxes include consumption tax, value-added tax, and surcharges. We report these taxes on a net basis by excluding them from total revenues. The major categories of taxes and surcharges with the respective tax rates applicable to the Company are as follows:

Consumption tax - The applicable consumption tax rates of sales of cars are determined by their cylinder capacity as below:

Applicable Tax Rate
Cylinder capacity
Less than 1.0 liter (including 1.0 liter)	1%
From 1.0 liters to 1.5 liters (including 1.5 liters)	3%
From 1.5 liters to 2.0 liters (including 2.0 liters)	5%
From 2.0 liters to 2.5 liters (including 2.5 liters)	9%
From 2.5 liters to 3.0 liters (including 3.0 liters)	12%
From 3.0 liters to 4.0 liters (including 4.0 liters)	25%
Over 4.0 liters	40%

Surcharges - Surcharges include city maintenance and construction tax, educational additional expenses and local education additional expenses, which are levied at 7%, 3% and 2%, respectively, on the consumption taxes and value added taxes paid.

Revenue related taxes and surcharges for the years ended December 31, 2014, 2013 and 2012 were RMB 5,063,454,000, RMB 4,143,834,000 and RMB 2,831,750,000, respectively.

Value added taxes - Output value added taxes are calculated by applying 17% to the taxable transaction and the Company may pay any net amount due to the tax authorities after adjusting for any deductible input value added taxes paid in the current period.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Supplier Price Adjustments

We frequently negotiate price adjustments with our suppliers throughout a production cycle, even after receiving production material.  These price adjustments relate to changes in design specifications or other commercial terms such as economics, productivity, and competitive pricing.  We recognize price adjustments when we reach final agreement with our suppliers.  In general, we avoid direct price changes in consideration of future business; however, when these occur, our policy is to defer the financial statement impact of any such price change given explicitly in consideration of future business where guaranteed volumes are specified.

Government Grants

Government grants are recognized only when there is reasonable assurance that the entity will comply with all the conditions attached to the grant and the grants are received. Government grants are primarily granted by the government in connection with the Company's business development and are accounted for as described below:

•
A grant relating to income, such as a compensation for future costs, is recognized as deferred income initially, and as other income when the related cost is incurred. A grant as compensation for costs already incurred is recognized as other income for the current period;

•	A grant relating to the construction or acquisition of assets is recognized as deferred income initially, and recognized as other income evenly based on the useful lives of the related assets.

The Company received government grants of RMB 940,781,000, RMB 140,846,000, and RMB 399,965,000 in connection with expenses incurred in the same period from the local governments for the years ended December 31, 2014, 2013 and 2012, respectively, which were recorded directly in the statement of income in those periods.

During the years ended December 31, 2014, 2013 and 2012, RMB 30,402,000, RMB 20,800,000 and RMB 16,536,000, respectively, of deferred government grants relating to assets were amortized as income in the statement of income, as the assets to which the government grants were related had been placed into service and had begun to depreciate.

The Company reclassifies the current portion and non-current portion according to the anticipated amortization of government grants during the succeeding twelve-month period from the balance sheet date as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Deferred government grants	1,795,730	897,216
Less: Deferred government grants within one year	(118,064)	(25,450)
Deferred government grants over one year	1,677,666	871,766

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statutory Reserves

Pursuant to Implementing Regulations of the Law of the PRC on Sino-Foreign Equity Joint Ventures issued by the State Council, the principles of profit distribution after payment of taxes of the Company are as follows:

•	A reserve fund, a staff welfare and bonus fund and an enterprise expansion fund shall be created, and the annual amount of funding shall be decided by the board of directors.

•
In addition to its use in making up the losses of the joint venture, the reserve fund may be used to increase the capital of the joint venture and expand its production upon approval by the relevant authorities; and

•
Any distributable profit remaining after the establishment of the three funds shall be distributed to the parties to the joint venture in proportion to their capital contribution when the board of directors decides to distribute such profit.

Pursuant to the above laws, the Company increased the staff welfare and bonus fund of RMB 77,975,000, RMB 31,996,000 and RMB 26,326,000, respectively, for the year ended December 31, 2014, 2013 and 2012, which was used for collective staff benefits. The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

In addition, the Company increased the reserve fund and enterprise expansion fund in the amounts of RMB 31,190,000, RMB 63,992,000 and RMB 52,653,000, respectively, for the year ended December 31, 2014, 2013 and 2012 according to the board resolution. These statutory equity reserve funds can be used for the development and expansion of the Company. If these funds are used, the decrease in the fund will be charged to current period expense or if utilized to purchase an asset, to that related asset’s cost. During the year ended December 31, 2012, the Company utilized RMB 32,038,000 of the enterprise expansion fund for general research and development activities and recorded the reduction of the fund as "research and development costs" in the statement of income for the same year.

The increase and the usage of the statutory reserves during the years ended December 31, 2012, 2013 and 2014 were as follows (in RMB thousands):

	Reserve Fund	Enterprise Expansion Fund	Total
December 31, 2011	94,899	94,898	189,797
Appropriation to statutory reserve	26,326	26,327	52,653
Usage of statutory reserves	—	(32,038)	(32,038)
December 31, 2012	121,225	89,187	210,412
Appropriation to statutory reserve	31,996	31,996	63,992
Statutory reserves transferred to paid-in-capital	—	(3,271)	(3,271)
December 31, 2013	153,221	117,912	271,133
Appropriation to statutory reserve	15,595	15,595	31,190
December 31, 2014	168,816	133,507	302,323

PRC regulations currently permit payment of dividends only out of accumulated profits (retained earnings) after the provision of any required statutory reserves in accordance with PRC accounting standards and regulations. There are no significant differences between the Company's retained earnings presented under generally accepted accounting principles in the United States and its retained earnings presented in accordance with PRC accounting standards and regulations.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Selected Other Costs

Research and development costs primarily consist of the technology development costs, material, remuneration and other related expenses associated with product and technology development. The costs are expensed as incurred and are disclosed as a separate line item in the consolidated statement of income. Research and development costs recorded for the years ended December 31, 2014, 2013 and 2012 were RMB 1,534,788,000, RMB 1,287,521,000 and RMB 1,169,235,000, respectively.

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of income. For the years ended December 31, 2014, 2013 and 2012, the advertising costs were RMB 1,556,301,000, RMB 1,656,260,000, and RMB 792,308,000, respectively.

NOTE 3.  ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

Revenue from Contracts with Customers - In May 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard that will supersede existing revenue guidance under U.S. GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new accounting standard is effective for annual periods beginning January 1, 2017, and we are assessing the potential impact to our financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 4.  FAIR VALUE MEASUREMENTS

Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. The use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessments. The Fair Value Measurement standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

•	Level 1 - inputs include quoted prices in active markets for identical assets or liabilities.

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value accounting standards describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount; the measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The fair value of financial assets and liabilities for which there are active markets is determined by reference to the quoted market prices. For financial instruments where there are no active markets, fair value is determined using valuation techniques. Such techniques include: using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis; and option pricing models or other valuation models.

The Company measures financial assets or liabilities at fair value on a recurring basis with any resulting adjustment recorded through profit or loss. Other assets and liabilities are measured at fair value on a nonrecurring basis, such as when they have asset impairment. The Company determines the fair value of impaired long-lived assets using the approach described in Note 2.

The Company reviews the inputs to the fair value measurements to ensure they are appropriately categorized within the fair value hierarchy. Transfers into and transfers out of the hierarchy levels are recognized as if they had taken place at the end of the reporting period.

The following table categorizes the items measured at fair value on a recurring basis on the balance sheet (in RMB million):

	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets/(liabilities)	—	(173)	—	(173)	—	5	—	5
Total assets/liabilities at fair value	—	(173)	—	(173)	—	5	—	5

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 5.  CASH AND CASH EQUIVALENTS

Cash comprises cash on hand and bank deposits that can be used for payment at any time. Cash equivalents are short-term, highly liquid investments held by the Company, that are purchased with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

As at December 31, 2014 and 2013, cash of RMB 1,056,290,000 and RMB 573,182,000 was deposited with China South Industries Group Finance Company Limited, which is a related party of the Company. Please refer to Note 10 for details.

NOTE 6.  FINANCIAL ASSETS/(LIABILITIES)

The Company uses foreign exchange forward contracts to manage the foreign exchange risk of some of its transaction exposures. The foreign exchange forward contracts are not designated as hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions with the period of one month. The forward contracts which are initially recognised at fair value on the date on which the contracts are entered into and are subsequently re-measured at fair value through profit or loss. The foreign exchange forward contracts are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The net fair value of foreign exchange forward contracts as of December 31, 2014, was a net liability of RMB 172,612,000 (December 31, 2013: a net asset of RMB 4,892,000). The effects on profit or loss are reflected in income/ (loss) from changes in fair value of financial instruments.

NOTE 7.  ACCOUNTS AND NOTES RECEIVABLES

Accounts and notes receivables were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Accounts receivable	425,680	269,816
Notes receivable	9,028	43,901
Total receivables	434,708	313,717

NOTE 8.  OTHER RECEIVABLES

Other receivables were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Deposits for the purchase of raw materials	1,040,048	1,346,249
Receivables from the sales of raw material	318,183	181,637
Other receivables	204,375	127,805
Total other receivables	1,562,606	1,655,691

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 9.  INVENTORIES

Inventories were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Materials-in-transit	2,312,277	2,739,493
Raw materials and work in progress	1,829,447	1,005,589
Finished goods	1,545,051	1,095,600
Total inventories	5,686,775	4,840,682
Less: provisions	(71,775)	(68,823)
Inventories, net	5,615,000	4,771,859

Movement of the inventory provisions were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Balance at beginning of year	68,823	33,925
Additions	26,756	49,228
Written off	(23,804)	(14,330)
Balance at end of year	71,775	68,823

NOTE 10.  RELATED PARTIES

In the ordinary course of business we buy/sell various products and services including vehicles, parts, and components to/from related parties. All these related parties are the subsidiaries or equity method investees of China Changan and Ford Motor Company.

Transactions with related parties were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Revenue and cost of sales
Sales of vehicles, parts, and components	7,001,517	6,395,576	1,636,329
Purchase of raw materials, parts and services	20,868,623	20,043,854	11,394,830

Selling expenses
Transportation service fee	1,930,420	1,643,435	1,310,439

General and administrative expense
General and administrative expense	3,049,736	2,575,581	1,647,939

Research and development costs
Technology development service fee	431,969	518,881	541,457

Purchase of property, plant and equipment
Purchase of property, plant and equipment	833,128	1,270,478	357,209

Purchases of goods from related parties follow normal inventory accounting processes and costs are recorded in cost of sales when the related inventory is sold or otherwise disposed. General and administrative expense incurred with related parties generally include information systems maintenance, royalties, and other support fees.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

Balances with related parties reported on our consolidated balance sheet were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Cash placed in financial institution of related party	1,056,290	573,182

Accounts receivables	329,266	333,882
Other receivables	40,438	16,758
Prepayments	—	47,846
Total amounts due from related parties	369,704	398,486

Accounts payable	3,121,078	3,948,293
Other payables and accrued liabilities	1,417,589	1,670,400
Advance from customers	8,035	812
Total amounts due to related parties	4,546,702	5,619,505

NOTE 11.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include buildings, machinery and equipment, tooling and other tangible assets that we used in our normal operations.

Property, plant and equipment are recognized only when it is probable that the economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Subsequent expenditures such as repair and maintenance costs incurred for a fixed asset that meets the recognition criteria shall be capitalized as to the related assets, and the carrying amount of the component of the property, plant and equipment that is replaced shall be derecognized. Otherwise, such expenditure shall be recognized in the consolidated statement of income for the period in which they are incurred. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gains or loss included in the consolidated statements of income.

Property, plant and equipment are initially measured at cost and are stated net of accumulated depreciation and impairment, if any. The cost of a purchased fixed asset comprises the purchase price, relevant taxes and any directly attributable expenditure for bringing the asset to working condition for its intended use. Depreciation is calculated using the straight-line method. The estimated useful lives, estimated residual value rate and annual depreciation rate of property, plant and equipment are as follows:

	Useful life	Residual value rate	Annual depreciation rate
Buildings	20 years	10%	4.50%
Machinery and equipment	10 years	10%	9%
Electronic and office equipment	5 years	10%	18%
Vehicles	5 years	10%	18%
Tooling	5 years	0%	20%

The Company reviews the useful life and estimated net residual value of property, plant and equipment and the depreciation method applied at each financial year-end, and make adjustments if necessary.

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. The cost of construction in progress is determined according to the actual expenditure incurred for the construction during the construction period. Construction in progress is transferred to property, plant and equipment when the asset is ready for its intended use.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11.  PROPERTY, PLANT AND EQUIPMENT (continued)

Net property, plant and equipment were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Buildings	3,946,485	2,609,729
Machinery and equipment	7,913,901	4,303,294
Electronic and office equipment	578,228	424,515
Vehicles	137,604	114,032
Tooling	6,835,395	5,234,526
Construction in progress	4,690,533	5,806,924
Total property, plant and equipment	24,102,146	18,493,020
Less: accumulated depreciation	(5,528,004)	(3,895,477)
Total property, plant and equipment, net	18,574,142	14,597,543

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 were RMB 1,679,754,000, RMB 1,249,192,000, and RMB 998,271,000, respectively.

Gain on disposal of certain property, plant and equipment for the years ended December 31, 2014 and 2013 were RMB 73,000 and RMB 17,597,000, respectively. Loss on disposal of certain property, plant and equipment for the year ended December 31, 2012, was RMB 3,119,000.

The Company recorded impairment losses for long-lived assets of RMB 14,865,000, RMB 24,783,000 and RMB 17,113,000 for the years ended December 31, 2014, 2013 and 2012, respectively, under the caption of “impairment of assets” in the consolidated statement of income. These long-lived assets were no longer utilized and the Company reduced their carrying amount to zero based on a review of their recoverable value.

NOTE 12.  PREPAID LAND LEASES

According to Land Administration Law of the People's Republic of China, the land of the PRC is subject to the socialist public ownership, namely, ownership by the whole people or collective ownership of the working masses. No entity or individual is allowed to seize, trade, or otherwise illegally transfer land. However, according to Interim Regulations of the PRC on the Assignment and Transfer of the Rights to the Use of State-owned Urban Land, any company, enterprise, other organization and individual within or outside the PRC may, unless otherwise prohibited by law, obtain the right to the use of the land and engage in land development, utilization and management in accordance with the provisions. Land use rights may be legally transferred.

Net prepaid land leases were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Prepaid land Leases	1,173,315	1,156,825
Less: accumulated amortization	(99,849)	(76,140)
Total prepaid land leases, net	1,073,466	1,080,685

As of the balance sheet dates, the prepaid land lease represents the purchase cost of the land use right in PRC. The Company has obtained certificates for land use rights with the original cost of RMB 1,129,481,000 as of December 31, 2014, and is amortizing the related land use rights cost on a straight-line basis over the lease terms of 43 to 50 years. The actual useful life of the land use rights is determined by the certificates. For certain land use rights in the amount of RMB 27,345,000 where statutory certificates have not yet been obtained but the Company has begun to use the land, the Company has started to amortize the land use rights cost on a straight-line basis over the lease agreement term of 50 years.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 12.  PREPAID LAND LEASES (continued)

For other land use rights in the amount of RMB 16,489,000 where statutory certificates have not yet been obtained and the Company has not yet begun to use the land, the Company has not yet started to amortize the cost of the land use rights as of December 31, 2014. The Company expects to obtain the required statutory certificates in 2015 at which point such land use rights will begin to be amortized over their estimated useful lives.

The Company recognizes land use rights as prepaid land leases and reviews the estimated useful life and amortization method at the end of each year and adjusts if necessary.

The pre-tax amortization expenses for the years ended December 31, 2014, 2013 and 2012 were RMB 23,709,000, RMB 18,691,000, and RMB 18,376,000, respectively.

Estimated amortization expense of the land use right acquired as of December 31, 2014 for each of next five years is as follows (in RMB thousands):

	2015	2016	2017	2018	2019
Estimated amortization expense	23,762	23,927	23,927	23,927	23,927

NOTE 13.  OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Other payables
Payables for the acquisition of PPE	772,464	1,149,098
Dealers’ deposits	227,314	239,315
Others	140,229	82,838
Total of other payables	1,140,007	1,471,251

Accrued liabilities
Payables of marketing, sales and after-sales service costs	3,362,288	2,579,871
Other accrued expenses	640,829	529,038
Payables related to the engineering service	589,231	367,071
Total of accrued liabilities	4,592,348	3,475,980

Total of other payables and accrued liabilities	5,732,355	4,947,231

NOTE 14.  EMPLOYEE BENEFITS

Employee benefits are all forms of consideration given and other relevant expenditures incurred by the Company in exchange for service rendered by employees. During the accounting period that the employees render services to the Company, the employee benefits payable is recognized as a liability. When the termination benefits fall due more than one year after the balance sheet date, if the discounted value is material, it is reflected at its present value.

The employees of the Company participate in social insurance programs, such as pension insurance, medical insurance, non-employment insurance, etc, and a housing accumulation fund, which are managed by the PRC government. The related expenditure is recognized, when incurred, in the consolidated statement of income for the current period.

In October 2014, according to the approval of the board of the directors, the Company established a defined contribution savings plan for the employees. The Company's contributions to these plans, if any, are discretionary and are made from the staff welfare and bonus fund as mentioned in Note 2 - Statutory Reserves and are settled by the Company as incurred. The Company's contributions to the savings plans were RMB 8,256,000 for the year ended December 31, 2014.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15. INCOME TAXES

Income tax comprises current and deferred tax. Income tax is recognized as an income or an expense and included in the statement of income for the current period, except to the extent that the tax arises from a business combination or if it relates to a transaction or event which is recognized directly in equity.

Income Tax Rate

In accordance with Circular for Further Implementation of Tax Incentives in the Development of West Regions <Cai Shui (2011) No 58> collectively issued by the Ministry of Finance, the Customs General Administration and the National Taxation Bureau of PRC, the Company is entitled to a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020, as it is located in the west region of China, engaged in one of the designated business operations and with such designated business revenue accounting for more than 70% of the Company's total revenue. The income tax rate for the branch incorporated in Hangzhou, PRC and the subsidiary of Ante Trading is 25%.

Deferred Tax Assets and Liabilities

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

At the balance sheet date, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, according to the requirements of tax laws. The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that would follow from the manner in which the Company expects at the balance sheet date, to recover the assets or settle the liabilities.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Components of Income Taxes

Components of income tax expense were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Current income tax expense	2,786,928	2,086,514	493,522
Deferred income tax benefit	(528,148)	(632,923)	(80,163)
Total income tax expense	2,258,780	1,453,591	413,359

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15. INCOME TAXES (continued)

The reconciliation of tax calculated by applying the statutory corporate income tax rate in PRC of 25% to the income before income taxes is as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Income before income taxes	16,593,661	9,639,414	3,562,040
PRC statutory rate	25%	25%	25%
Income tax expense at statutory tax rate	4,148,415	2,409,854	890,510
Effect of preferential tax rate	(1,874,514)	(955,883)	(351,233)
Change in valuation allowance	—	—	(122,108)
Others	(15,121)	(380)	(3,810)
Total income tax expenses	2,258,780	1,453,591	413,359

As of December 31, 2011, the Company had recorded a valuation allowance of RMB 122,108,173 for the deferred tax assets related to the temporary differences of its historical operating branch in Nanjing, PRC ( the "Mazda Operation"), which was transferred out as part of the restructuring of the Company on November 30, 2012, as mentioned in Note 18. A full valuation allowance was recorded against these deferred tax assets as management assessed that there would not be enough taxable profit of Mazda Operation in the future in order to realize such deferred tax assets. In 2012, with the approval of the Chongqing tax bureau, all the temporary differences related to Mazda Operation were utilized as a current deduction against the Company's taxable income for the year ended December 31, 2012, and, as such, the related valuation allowance was reversed.

Components of Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows (in RMB thousands):

	December 31, 2014	December 31, 2013
Deferred tax assets, current
Inventory provision	11,577	10,323
Change in fair value of financial instrument	27,842	—
Deferred government grants	19,044	3,818
Warranty liabilities	64,750	70,821
Accrued liabilities and accrued payroll	1,277,822	1,179,094
Total gross deferred tax assets, current	1,401,035	1,264,056

Deferred tax liabilities, current
Change in fair value of financial instrument	—	(734)
Total deferred tax liabilities, current	—	(734)
Total net deferred tax assets, current	1,401,035	1,263,322

Deferred tax assets, non-current
Long-term assets provision	14,490	11,537
Deferred government grants	359,535	130,765
Warranty liabilities	225,214	66,502
Total deferred tax liabilities, non-current	599,239	208,804

Total net deferred tax assets	2,000,274	1,472,126

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 16.  NOTES TO CASH FLOWS

The reconciliation of Net income to Net cash provided by operating activities for the years ended December 31 was as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Net income	14,334,881	8,185,823	3,148,681
Inventory write-downs	26,756	49,228	10,485
Provision for doubtful receivables	—	—	182
Provision for impaired long-lived assets	14,865	24,783	17,113
Depreciation of property, plant and equipment	1,679,754	1,249,192	998,271
Amortization of prepaid land leases	23,709	18,691	18,376
Amortization of deferred government grants	(36,474)	(20,800)	(16,536)
Loss/(gain) on disposal of property, plant and equipment	(73)	(17,597)	3,119
Loss/(gain) from changes in fair value of financial instruments	177,504	14,049	(133,523)
Finance expenses	20,609	(3,158)	6,774
Changes of deferred income tax	(528,148)	(632,922)	(80,163)

Changes in operating assets and liabilities:
Decrease/(increase) in inventories	(869,897)	(2,023,081)	(1,064,213)
Decrease/(increase) in accounts and notes receivable	(120,991)	24,952	179,949
Decrease/(increase) in interest receivable	45,942	(13,244)	(21,641)
Decrease/(increase) in long-term prepaid expense	(18,222)	—	6,310
Decrease/(increase) in other receivables	93,086	(806,515)	(302,141)
Decrease/(increase) in advances to suppliers	(267,090)	7,757	(12,394)
Decrease/(Increase) in amounts due from related parties	28,781	(237,993)	(305,785)
Increase/(decrease) in accounts payable	1,202,207	4,003,506	1,678,318
Increase/(decrease) in advances from customers	35,951	(97,876)	32,022
Increase/(decrease) in accrued payroll and related expenses	233,330	338,796	128,103
Increase/(decrease) taxes payable	2,411,409	2,571,793	450,347
Increase/(decrease) in other payables and accrued liabilities	1,161,758	1,099,803	(213,066)
Increase/(decrease) in warranty liabilities	882,185	112,810	157,865
Increase/(decrease) in deferred government grants	934,987	320,040	291,216
Increase/(decrease) in amounts due to related parties	(943,804)	1,699,069	1,634,006
Net cash provided by operating activities	20,523,015	15,867,106	6,611,675

Cash paid for interest and income taxes for the years were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Cash paid during the year for:
Interest	1,754	1,986	1,725
Income taxes	2,554,889	813,229	565,586

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 16.  NOTES TO CASH FLOWS (continued)

Changes in assets and liabilities related to investing activities that did not result in cash flows in the current year were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Decrease/ (increase) of prepayments for acquisition of plant and equipment	(349,888)	292,675	(444,437)
Increase / (decrease) of accounts payable	312,503	95,967	866,220
Increase / (decrease) of other payables and accrued liabilities	(376,634)	312,577	812,104
Increase / (decrease) of amounts due to related parties	(128,999)	550,878	200,385
Total changes of prepayments and payables	(543,018)	1,252,097	1,434,272

Changes in other payables related to financing activities that did not result in cash flows in the current year were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2013	2012
Increase / (decrease) of other payables and accrued liabilities	(255,500)	(126,000)	126,000

NOTE 17.  WARRANTIES

On December 29, 2012, the General Administration of Quality Supervision, Inspection and Quarantine of PRC issued the regulation of Provisions on the Liability for Repair, Replacement and Return of Household Automotive Products. The regulation clarifies the rights and interests of the consumers of household automotive products and defines the liability for guaranteeing repair, replacement and return of household automotive products within the territory of the PRC.

Under the regulation, the Company provides guarantees to the consumers to repair or replace items that fail to perform satisfactorily for at least three years or cover a mileage of 100,000 kilometers, whichever arrives first shall prevail. Estimated warranty costs are accrued for at the time the vehicle is sold to a dealer. Management estimates the related warranty claims based on historical warranty claim information regarding the nature, frequency, and average cost of claims for each vehicle line by model year. Where little or no claims experience exists, the Company relies on historical averages.

In addition to the costs associated with this warranty coverage provided on the vehicles, the Company also incurs costs as a result of additional service actions, including product recalls and customer satisfaction actions. The Company accrues the cost related liabilities at the time of sale for potential product recalls based on historical experience. Product recalls are distinguishable from warranty coverage in that the actions may extend beyond basic warranty coverage periods.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 17.  WARRANTIES (continued)

The Company reevaluates the estimate of warranty obligations on a regular basis (quarterly). Experience has shown that initial data for any given model year may be volatile due from the success of the Company’s productivity and quality controls, as well as parts and labor costs; therefore, the process relies on long-term historical averages until sufficient data are available. As actual experience becomes available, the Company uses the data to modify the historical averages in order to ensure that the estimate is within the range of likely outcomes. The Company then compares the resulting accruals with present spending rates to ensure that the balances are adequate to meet expected future obligations. Based on this data, the Company revises the estimates as necessary. Due to the uncertainty and potential volatility of these factors, changes in our assumptions could materially affect the financial condition and results of operations.

Changes in the warranty liabilities for the years ended December 31 were as follows (in RMB thousands):

	December 31,	December 31,
	2014	2013
Beginning balance	915,482	802,673
Payments made during the period	(845,967)	(423,771)
Changes in accrual related to warranties issued during the period	1,088,851	926,827
Changes in accrual related to pre-existing warranties	639,301	(390,247)
Ending balance	1,797,667	915,482

Warranty liabilities - current	401,423	472,140
Warranty liabilities - non current	1,396,244	443,342
Total warranty liabilities	1,797,667	915,482

NOTE 18.  RESTRUCTURING

In 2002, the Company was incorporated in Chongqing, the PRC, with original name of Changan Ford Mazda Automobile Company Limited. The investors of the Company were Changan Automobile, FAPAH, Mazda Motor Corporation (the "Mazda Motor") and Ford China, with the equity interest of 50%, 24.5%, 15%, and 10.5%, respectively. Pursuant to the Division Agreement and the Resolution of the Board of Directors, the Company was divided into two companies on November 30, 2012. During the restructuring, the Company identified and transferred the assets and liabilities, which were involved in the business of manufacture and sales of Mazda vehicles, to establish a new company with the name of Changan Mazda Automobile Company Limited (“Changan Mazda”, the new company), incorporated in Nanjing, the PRC. Meanwhile, pursuant to the resolution of the Board of Directors and equity transfer agreement signed by Mazda Motor with FAPAH and Ford China, FAPAH and Ford China exchanged their equity interest of 24.5% and 10.5%, respectively, of the new company to Mazda Motor for the 10.5% and 4.5% equity interests of the surviving company held by Mazda Motor, respectively. The division and equity transfer, together referred as the restructuring, became effective on November 30, 2012. After the restructuring, the Company changed its name to Changan Ford Automobile Corporation Limited. The restructuring was approved by National Development and Reform Commission with the “Approval for the Restructure of Changan Ford Mazda Automobile Company Limited” ([2012] No. 2600) and by Ministry of Commerce of the PRC with the “Approval for the Restructure of Changan Ford Mazda Automobile Company Limited” ([2012] No. 1408). Subsequent to the restructuring, Changan Mazda continued to assemble vehicles for the Company under a contract manufacturing agreement until 2014.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2013 (UNAUDITED) AND 2012 (UNAUDITED)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 18.  RESTRUCTURING (continued)

Before and after the restructuring, the paid-in capital of the Company and Changan Mazda were listed below (in USD thousands):

			Upon the completion of the restructuring
	Before Restructure		Changan Ford		Changan Mazda
Changan Automobile	50%	$175,720	50.0%	$120,235	50.0%	$55,485
FAPAH	24.5%	86,103	35.0%	84,165	—	—
Mazda Motor	15%	52,716	—	—	50.0%	55,485
Ford China	10.5%	36,901	15.0%	36,070	—	—
Total	100%	$351,440	100.0%	$240,470	100%	$110,970

On November 30, 2012, the Company decreased the paid-in capital, capital reserve and retained earnings at the net amount of the assets and liabilities transferred to Changan Mazda. The assets and liabilities transferred to Changan Mazda were as follows (in RMB thousands):

November 30, 2012
Cash and cash equivalents	930,402
Inventories	839,627
Accounts receivables, other receivables and prepayments	719,065
Total current assets	2,489,094
Property, plant and equipment, net	2,030,321
Prepaid land leases, net/ (Land use right)	170,589
Intangible assets and long-term deferred assets	28,724
Total non-current assets	2,229,634
Total assets	4,718,728

Accounts payable	1,121,704
Warranty liabilities	122,392
Other liabilities	1,277,234
Total current liabilities	2,521,330
Total liabilities	2,521,330

Total net assets	2,197,398

Details of the offset equities
Paid-in capital	887,043
Capital reserve	86,664
Retained earnings	1,223,691
Total equities	2,197,398

Cash transferred due to restructuring	930,402

After the completion of the restructuring on November 30, 2012, the financial position, results of operations and cash flows of Changan Mazda have not been included in the consolidated financial statements of the Company.